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212-530-5000 FAX: 212-530-5219

December 13, 2016
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re: SEACOR Marine Holdings Inc.
Registration Statement on Form 10 filed December 13, 2016

To whom it may concern:
I am writing on behalf of our client, SEACOR Marine Holdings Inc. (“SEACOR Marine”). Please be advised that SEACOR Marine filed today a Registration Statement on Form 10 (the “Form 10”) via EDGAR. The Form 10 incorporates by reference information contained in the Preliminary Information Statement filed as Exhibit 99.1 thereto (the “Information Statement”), which contains the items required by the Form 10, relating to the contemplated share distribution by SEACOR Holdings Inc. (“SEACOR Holdings”) of SEACOR Marine common stock to SEACOR Holdings shareholders, as well as other exhibits filed therewith.

Please advise me as to the review status to be given to this filing as soon as that status has been determined. If additional information or materials would assist the Staff in its review of the enclosed, please request such information or materials from me at (212) 530-5301 or bnadritch@milbank.com.

Very truly yours,

Brett D. Nadritch